

February 14, 2014

Via E-mail
Mr. Ronald E. Pipoly, Jr.
Chief Financial Officer
Amtrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor,
New York, NY   100038

**Re: Amtrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-33143**

Dear Mr. Pipoly:

We have reviewed your January 16, 2014 response to our January 8, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Acquisitions
AHL, page 58

1.   Please revise your proposed disclosure in response to prior comment 3 to explain how the equalization reserves change and the resulting income statement effect if the business ceded to the Luxembourg reinsurer generates income.

2.   In your response to prior comment 4 you state that you will reclassify, on a prospective basis, the residual value of the purchase price in excess of the fair value of the acquired licenses to goodwill and will evaluate goodwill for impairment. You also state that to date, goodwill impairment correlates directly with the percentage of equalization reserves utilized and that on a going forward basis, you plan to impair the goodwill during each reporting period for the same amount that would have been amortized for the intangible asset based on the usage of the equalization reserve. You believe that once the equalization reserve is fully utilized, goodwill will be fully impaired. Please address the following:

- Please provide us proposed disclosure to be included in future periodic reports that illustrates how you will disclose the reclassification of the residual value to goodwill.

- Explain to us why this reclassification of the residual value to goodwill is not a correction of an error under ASC 250-10-45 and tell us how the reclassification impacts the previously issued financial statements.

- Explain to us why you believe that goodwill will be impaired each reporting period. To the extent you believe that impairments exist in each interim period, please explain why and reconcile your explanation with the requirements of ASC 350-20-35-30.

- Please provide us proposed disclosure to be included in future periodic reports that describes how you identify reporting units for goodwill impairment testing purposes. Your disclosure should state the amount of goodwill allocated to any reporting units at risk of failing step one in the goodwill impairment test under ASC 350-20-35-4 through 8. For any such reporting units, please include in your proposed disclosure:

  o The percentage by which fair value exceeded carrying value as of the most recent test date;
  o The methods and key assumptions used and how the key assumptions were determined;
  o A discussion of the degree of uncertainty associated with the key assumptions;
  o A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and ,
  o The date of your annual impairment test.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

2. Significant Accounting Policies
Ceding Commission Revenue, page F-10

3.   In your response to prior comment 5 you state that you will reclassify your ceding commission revenues to net them against acquisition costs and other expenses. Please provide us proposed disclosure to be included in future periodic reports that illustrates how you will disclose the reclassification. Also explain to us why this reclassification is not a correction of an error under ASC 250-10-45.

Income Taxes, page F-15

4.   We acknowledge your response to previous comment 6 and have the following observations. Please reconsider the appropriateness of your classification of the change in your deferred tax liability associated with the equalization reserve in light of these

observations. We welcome any additional insight or clarification you may have to help us understand your views.

- Income taxes are computed for financial reporting purposes at the jurisdictional level. The income tax provision/benefit in Luxembourg, calculated including the basis difference for your equalization reserve, is incremental to the U.S. jurisdiction, which includes the operating results of the Luxembourg entity excluding the equalization reserve. In these circumstances, it appears that the reduction of your equalization reserve in Luxembourg results in a tax benefit under ASC 740-10-30-4.
- It appears that the tax benefit or expense resulting from the utilization of your equalization reserve and the corresponding deferred tax liability in Luxembourg should be recorded through the income tax provision rather than through general and administrative expense. Please reconsider the application of ASC 740-10-30-4.

6. Investment in Life Settlements, page F-31

5. Please refer to your response to prior comment 7. Confirm to us that our understanding is correct that the fair value pursuant to ASC 820-10 of an individual policy cannot be a liability (i.e. less than zero) because you would not have to pay anything to transfer the liability. Your proposed disclosure indicates that in some cases a negative value is calculated and you assign a fair value of zero. Please provide us revised proposed disclosure, as appropriate, to reconcile these statements, and to explain why fair value cannot be below zero.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant